July 19, 2010

Mr. Steven R. Erickson, Secretary
Cascade Financial Corporation
2828 Colby Avenue
Everett, WA 98201

Steve:

This letter serves as notice of my resignation as a director of Cascade Financial Corporation and Cascade Bank effective immediately. I have fundamental differences with the CEO and a number of the board members that cannot be reconciled. Furthermore, I believe the proposed Consent Order expected to be issued by the FDIC and DFI will impose unreasonable and untenable conditions. I am not willing to serve as a director under these circumstances.

Sincerely,

/s/ Dwayne Lane

Dwayne Lane